FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                              For January 11, 2002


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                          Form 40-F
                         ---                                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                                    No  X
                         ---                                   ---

                               INDEX TO EXHIBITS

Item
----

1.   AerCo Limited Monthly Report to Noteholders for January 2002.

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: January 11, 2002

                                            AERCO LIMITED


                                            By: /s/ Patrick J. Dalton
                                               --------------------------------
                                                Name:  Patrick J. Dalton
                                                Title: Attorney-in-Fact

                                                                         Item 1


                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Month                                                              January-02
Payment Date                                                       15th of each month
Convention                                                         Modified Following Business Day
Current Payment Date                                               15-Jan-02
Current Calculation Date                                           9-Jan-02
Previous Payment Date                                              17-Dec-01
Previous Calculation Date                                          11-Dec-01
-----------------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Prior        Deposits        Withdrawals        Balance on
                                                                 Balance                                       Calculation Date
                                                                 1-Dec-01                                          9-Jan-02
-----------------------------------------------------------------------------------------------------------------------------------
Expense Account                                              4,597,514.84   6,211,996.96     (7,470,995.61)      3,338,516.19
Collection Account                                         100,304,171.74  14,022,841.19    (14,984,519.74)     99,342,493.19
Aircraft Purchase Account                                               -              -                 -                  -

 - Liquidity Reserve cash balance                           85,319,652.00              -       (410,000.00)     84,909,652.00
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                      104,901,686.58  20,234,838.15    (22,455,515.35)    102,681,009.38
-----------------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                                -
Interest Income                                                                                                             -
Aircraft Purchase Payments                                                                                                  -
Economic Swap Payments                                                                                                      -
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                         -
-----------------------------------------------------------------------------------------------------------------------------------


3. Analysis of Expenses Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                     4,597,514.84
Transfer from Collection Account on previous Payment Date                                                        6,205,389.21
Permitted Aircraft Accrual                                                                                                  -
Interim Transfer from Collection Account                                                                                    -
Interest Income                                                                                                      6,607.75
Balance on current Calculation Date
 - Payments on previous payment date                                                                            (4,567,790.98)
 - Interim payments                                                                                             (2,903,204.63)
 - Other
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                              3,338,516.19
-----------------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                   100,304,171.74
Collections during period                                                                                       14,022,841.19
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                      (2,402,485.16)
 - Permitted Aircraft Modifications                                                                                         -
Net Swap payments on previous Payment Date                                                                      (3,802,904.05)
Aggregate Note Payments on previous Payment Date                                                                (8,779,130.53)
-----------------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                             99,342,493.19
-----------------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                                30,000,000.00
Second Collection Account Reserve                                                                               35,000,000.00
Cash Held
 - Security Deposits                                                                                            19,909,652.00
                                                                                                           ------------------
 Liquidity Reserve Amount                                                                                       84,909,652.00
-----------------------------------------------------------------------------------------------------------------------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.

-----------------------------------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                                                          15-Jan-02
Current Calculation Date                                                      9-Jan-02
Previous Payment Date                                                         17-Dec-01
Previous Calculation Date                                                     11-Dec-01
-----------------------------------------------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                                                      102,681,009.38
Liquidity Reserve Amount                                                                                       (84,909,652.00)
                                                                                                           ------------------
Available Collections                                                                                           17,771,357.38
                                                                                                           ==================

4. Analysis of Collection Account Activity (Continued)
-----------------------------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)                       Total Required Expense Amount                                                          5,402,180.00
(II) a)                   Class A Interest but excluding Step-up                                                 1,639,404.42
     b)                   Swap Payments other than subordinated swap payments                                    3,582,895.96
(iii)                     First Collection Account top-up (Minimum liquidity reserve $30 m)                     30,000,000.00
(iv)                      Class A Minimum principal payment                                                                 -
(v)                       Class B Interest                                                                         303,679.06
(vi)                      Class B Minimum principal payment                                                                 -
(vii)                     Class C Interest                                                                         465,810.90
(viii)                    Class C Minimum principal payment                                                                 -
(ix)                      Class D Interest                                                                         708,333.33
(x)                       Class D Minimum principal payment                                                                 -
(xi)                      Second collection account top-up                                                      54,909,652.00
(xii)                     Class A Scheduled principal                                                                       -
(xiii)                    Class B Scheduled principal                                                              554,853.77
(xiv)                     Class C Scheduled principal                                                              328,312.52
(xv)                      Class D Scheduled principal                                                                       -
(xvi)                     Permitted accruals for Modifications                                                              -
(xvii)                    Step-up interest                                                                                  -
(xviii)                   Class A Supplemental principal                                                         4,785,887.43
(xix)                     Class E Primary Interest
(xx)                      Class B Supplemental principal                                                                    -
(xxi)                     Class A Outstanding Principal                                                                     -
(xxii)                    Class B Outstanding Principal                                                                     -
(xxiii)                   Class C Outstanding Principal                                                                     -
(xxiv)                    Class D Outstanding Principal                                                                     -
(xxv)                     Subordinated Swap payments                                                                        -
                                                                                                           ------------------
                          Total Payments with respect to Payment Date                                          102,681,009.38
                          less collection Account Top Ups (iii) (b) and (xi) (b) above                          84,909,652.00
                                                                                                           ------------------
                                                                                                                17,771,357.38
                                                                                                           ==================
-----------------------------------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated

Current Payment Date                                         15-Jan-02
Current Calculation Date                                     9-Jan-02
Previous Payment Date                                        17-Dec-01
Previous Calculation Date                                    11-Dec-01
-----------------------------------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

-------------------------------------------------------------------------------------------------------
                                            Subclass       Subclass          Subclass      Total
Floating Rate Notes                         A-2            A-3               A-4           Class A

-------------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.89563%        1.89563%        1.89563%
Applicable Margin                               0.3200%         0.4600%         0.5200%
Applicable Interest Rate                       2.21563%        2.35563%        2.41563%
Day Count                                       Act/360         Act/360         Act/360
Actual Number of Days                                29              29              29
Interest Amount Payable                      255,312.11    1,072,138.82      311,953.48
Step-up Interest Amount Payable                      NA              NA              NA
------------------------------------------------------------------------------------------------------
Total Interest Paid                          255,312.11    1,072,138.82      311,953.48    1,639,404.42
------------------------------------------------------------------------------------------------------

Expected Final Payment Date                   15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                      17-Aug-98       15-Feb-06       15-Aug-00

------------------------------------------------------------------------------------------------------
Original Balance                         290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance    143,046,977.37  565,000,000.00  160,311,223.88  868,358,201.25
------------------------------------------------------------------------------------------------------
Extended Pool Factors                            65.52%         100.00%          91.61%
Pool Factors                                     54.92%         100.00%          79.67%
------------------------------------------------------------------------------------------------------
Minimum Principal Payment                             -               -               -               -
Scheduled Principal Payment                           -               -               -               -
Supplemental Principal Payment             2,256,760.25               -    2,529,127.18    4,785,887.43
------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount        2,256,760.25               -    2,529,127.18    4,785,887.43
------------------------------------------------------------------------------------------------------
Redemption Amount                                                                                     -
- amount allocable to principal
- amount allocable to premium

------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance    140,790,217.12  565,000,000.00  157,782,096.70  863,572,313.82
------------------------------------------------------------------------------------------------------


-------------------------------------------------------

Fixed Rate Notes                          D-2

-------------------------------------------------------
Applicable Interest Rate                       8.50000%
Day count                                      30 / 360
Number of Days                                       30
Interest Amount Payable                      708,333.33
-------------------------------------------------------
Total Interest Paid                          708,333.33
-------------------------------------------------------
Expected Final Payment Date                   15-Mar-14
Excess Amortisation Date                      15-Jul-10
-------------------------------------------------------
Original Balance                         100,000,000.00
Opening Outstanding Principal Balance    100,000,000.00
-------------------------------------------------------
Extended Pool Factors                           100.00%
Expected Pool Factors                           100.00%
-------------------------------------------------------
Extended Amount                                       -
Expected Pool Factor Amount                           -
Surplus Amortisation
-------------------------------------------------------
Total Principal Distribution Amount                   -
-------------------------------------------------------
Redemption Amount                                     -
- amount allocable to principal                       -
                               ------------------------
- amount allocable to premium                         -
-------------------------------------------------------
Closing Outstanding Principal Balance    100,000,000.00
-------------------------------------------------------



5. Payments on the Notes by Subclass (continued)

-----------------------------------------------------------------------------------------------------------------------------------
                                          Subclass        Subclass       Total           Subclass       Subclass       Total
Floating Rate Notes                       B-1             B-2            Class B         C-1            C-2            Class C

-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                             1.89563%       1.89563%                       1.89563%       1.89563%
Applicable Margin                             0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                     2.49563%       2.94563%                       3.24563%       3.94563%
Day Count                                     Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                              29             29                             29             29
Interest Amount Payable                    134,248.20     169,430.86                     215,135.90     250,675.90
Step-up Interest Amount Payable                    NA             NA                             NA             NA
-----------------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                        134,248.20     169,430.86      303,679.06     215,135.00     250,675.90      465,810.90
-----------------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date                 15-Jul-13      15-Jun-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                    17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00

-----------------------------------------------------------------------------------------------------------------------------------
Original Balance                        85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance   66,777,901.39  71,403,388.57  138,181,289.96  82,284,221.61  78,867,980.79  161,152,202.40
-----------------------------------------------------------------------------------------------------------------------------------
Extended Pool Factors                          88.31%         99.86%                         99.49%         99.77%
Pool Factors                                   82.22%         98.90%                         96.43%         98.24%
-----------------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                           -              -               -              -              -               -
Scheduled Principal Payment                268,140.28     286,713.48      554,853.77     175,954.05     152,358.47      328,312.52
Supplemental Principal Payment                      -              -               -              -              -               -
-----------------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount        268,140.28     286,713.48      554,853.77     175,954.05     152,358.47      328,312.52
-----------------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                  -
- amount allocable to principal                                                      -
- amount allocable to premium

-----------------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance   66,509,761.11  71,116,675.09  137,626,436.19  82,108,267.56  78,715,622.32  160,823,889.88
-----------------------------------------------------------------------------------------------------------------------------------



                                 AERCO LIMITED
                             Report to Noteholders
               All amounts in US dollars unless otherwise stated


Current Payment Date                                                     15-Jan-02
Current Calculation Date                                                  9-Jan-02
Previous Payment Date                                                    17-Dec-01
Previous Calculation Date                                                11-Dec-01
-----------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                                         15-Jan-02
End of Interest Accrual Period                                           15-Feb-02
Reference Date                                                           13-Feb-02

-----------------------------------------------------------------------------------------------------------------------------------

                                                          A-2        A-3        A-4        B-1        B-2        C-1        C-2

-----------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                     1.82000%   1.82000%   1.82000%   1.82000%   1.82000%   1.82000%   1.82000%
Applicable Margin                                     0.3200%    0.4600%    0.5200%    0.6000%    1.0500%    1.3500%    2.0500%
Applicable Interest Rate                              2.1400%    2.2800%    2.3400%    2.4200%    2.8700%    3.1700%    3.8700%

-----------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------

Fixed Rate Notes                                         D-1

---------------------------------------------------------------------

Actual Pool Factor                                    100.00%

---------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

-----------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                                   A-2         A-3         A-4        B-1        B-2        C-1        C-2

-----------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance              143,046.98  565,000.00  160,311.22  66,777.90  71,403.39  82,284.22  78,867.98
Total Principal Payments                             2,256.76           -    2,529.13     268.14     286.71     175.95     152.36
Closing Outstanding Principal Balance              140,790.22  565,000.00  157,782.10  66,509.76  71,116.68  82,108.27  78,715.62

Total Interest                                         255.31    1,072.14      311.95     134.25     169.43     215.14     250.68
Total Premium                                         0.0000%     0.0000%     0.0000%    0.0000%    0.0000%    0.0000%    0.0000%

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------

(b) Fixed Rate Notes                                      D-2

-----------------------------------------------------------------------------------

Opening Outstanding Principal Balance              100,000.00
Total Principal Payments                                    -
Closing Outstanding Principal Balance              100,000.00

Total Interest                                         708.33
Total Premium                                              -

-----------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------